[Translation]

To Whom It May Concern:

                                                                 August 29, 2006

                                          Company Name: TOYOTA MOTOR CORPORATION
                                               Name and Title of Representative:
                                                    Katsuaki Watanabe, President
                                                              (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                               Name and Title of Contact Person:
                                                                    Takuo Sasaki
                                            General Manager, Accounting Division
                                                (Telephone Number: 0565-28-2121)

                Notice Concerning the Dissolution of a Subsidiary

We hereby give notification that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on August 29, 2006, TMC decided to dissolve its subsidiary, Terra Corporation, as described below.

1. Facts of Terra Corporation

   Location:                 25, Fukadacho 1-chome, Toyota-shi, Aichi Prefecture
   Representative:           Yasumori Ihara (Managing Officer of TMC)
   Date of Incorporation:    October 1996
   Capital:                  JPY 100 million
   Shareholder Composition:  TMC:                                 85%
                             Nippon Furnace Kogyo Kaisha, Ltd.:   10%
                             Kazuhisa Mitani:                      5%
   Contents of Business:     Development, manufacture, and sale of regenerative
                             burners

2. Reason for Dissolution

   Although TMC has continuously made efforts in the operation of Terra Corporation since its establishment, as the business results have been poor and there are no prospects for restructuring the company, TMC has decided to dissolve Terra Corporation.
   In order to assure customers, the after-sales service of the products of Terra Corporation will be succeeded by Toyota Tsusho Corporation, the current sales agency.

3. Schedule for Liquidation

   Liquidation proceedings are scheduled to begin in or after Octobers 2006.

4. Anticipated Effects on the Business Performance

   The anticipated effects of the dissolution of Terra Corporation on TMC's business performance are minor.